Filed Pursuant to Rule 433

Registration Statement No. 333-213383-04

Dated February 15, 2018

PECO Energy Company

$325,000,000 First and Refunding Mortgage Bonds, 3.900% Series Due 2048

Pricing Term Sheet

Issuer:	PECO Energy Company

Ratings:*	Aa3 (Moody’s); A- (S&P); A (Fitch)

Securities:	First and Refunding Mortgage Bonds

Trade Date:	February 15, 2018

Settlement Date:**	February 23, 2018 (T+5)

Principal Amount:	$325,000,000

Maturity:	March 1, 2048

Coupon:	3.900%

Benchmark Treasury:	2.750% due November 15, 2047

Benchmark Treasury Price and Yield:	92-05+; 3.158%

Spread to Benchmark Treasury:	77 basis points

Yield to Maturity:	3.928%

Public Offering Price:	99.508% of the principal amount

Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2018

Optional Redemption Provisions:

At any time prior to September 1, 2047 (six months prior to the maturity date of the Bonds) at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 12.5 basis points, plus, in each case accrued interest to the redemption date

At any time on or after September 1, 2047, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	693304 AW7

ISIN:	US693304AW72

Joint Book Running Managers:	Mizuho Securities USA LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
PNC Capital Markets LLC

Senior Co-Manager:	BNY Mellon Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. C.L. King & Associates, Inc. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about February 23, 2018, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC at 1-866-271-7403, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-645-3751.